AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 1999
                                              REGISTRATION NO. 333-62661
============================================================================



                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                    ------------------------------------

                     POST-EFFECTIVE AMENDMENT NO. 2 TO
                                 FORM S-3
                          REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                    ------------------------------------

                        INTERNATIONAL PAPER COMPANY
             (Exact name of registrant as specified in charter)
        NEW YORK                                    13-0872805
(State of incorporation)              (I.R.S. Employer Identification No.)
                    ------------------------------------

                   INTERNATIONAL PAPER CAPITAL TRUST III
                   INTERNATIONAL PAPER CAPITAL TRUST IV
            (Exact name of registrant as specified in charter)
                           DELAWARE APPLIED FOR
       (State or other jurisdiction (I.R.S. Employer Identification of incorporation or organization) Number)

                          TWO MANHATTANVILLE ROAD
                         PURCHASE, NEW YORK 10577
                               (914) 397-1500
       (Address and telephone number of principal executive offices)

                    ------------------------------------


                           JAMES W. GUEDRY, ESQ.
          VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL AND SECRETARY
                        INTERNATIONAL PAPER COMPANY
                          TWO MANHATTANVILLE ROAD
                          PURCHASE, NEW YORK 10577
                               (914) 397-1532
         (Name, address and telephone number of agent for service)

                               WITH COPY TO:
                          VINCENT J. PISANO, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

                    ------------------------------------





      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|_| ______________________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |X| ________________________



                      CALCULATION OF REGISTRATION FEE


                                                     PROPOSED        PROPOSED
                                                     MAXIMUM         MAXIMUM
    TITLE OF EACH CLASS           AMOUNT TO BE    OFFERING PRICE     AGGREGATE
    OF SECURITIES TO BE            REGISTERED           PER          OFFERING
        REGISTERED                    (1)            UNIT (2)      PRICE (2)(3)

Debt Securities of
International Paper
Company (the "Company")
(6)  (7) .................
Preferred Stock, $1.00 par
value, of the Company
(6)  (7)...................
Common Stock, $1.00 par
value, of the Company
(6) (7)....................
Depoistary Shares of the               (5)              (5)               (5)
Company (7) (8)............
Warrants of the Company (9)
Trust Preferred Securities
of International Paper
Capital Trust III and
International Paper
Capital Trust IV (the "IPC
Trusts") (10)..............
Guarantees of Trust
Preferred Securities of
the IPC Trusts by the Company
(11).......................

     Total                     $1,100,000,000(12)      100%       $1,100,000,000(12)




           TITLE OF EACH CLASS                      AMOUNT OF
      OF SECURITIES TO BE REGISTERED           REGISTRATION FEE (4)

Debt Securities of International Paper
Company (the "Company") (6) (7)...........

Preferred Stock, $1.00 par value, of the
Company (6) (7)...........................

Common Stock, $1.00 par value, of the
Company (6) (7)...........................

Depositary Shares of the Company (7) (8) .

Warrants of the Company (9)...............

Trust Preferred Securities of
International Paper Capital Trust III and
 International Paper Capital Trust IV
  (the "IPC Trusts") (10).................
Guarantees of Trust Preferred Securities
of the IPC Trusts by the Company (11).....

      Total                                        $324,500 (4)

      PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO RELATES TO $2,000,000,000 OF SECURITIES PREVIOUSLY REGISTERED UNDER THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3 (NO. 33-52945), AND $400,000,000 OF SECURITIES PREVIOUSLY REGISTERED UNDER THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3 (NO. 33-48167). THIS REGISTRATION STATEMENT CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 3 TO THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3 (NO. 33-52945) AND POST-EFFECTIVE AMENDMENT NO. 4 TO THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3 (NO. 33-48167).

                    ------------------------------------


      THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

------------------------------------------------------------------------------


(FOOTNOTES FROM PREVIOUS PAGE)
--------------------------

      (1) In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.

      (2) The proposed maximum offering price per unit will be determined from time to time by the Registrants in connection with the issuance by the Registrants of the securities registered hereunder.

      (3) The proposed maximum aggregate offering price has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

      (4) The amount of securities eligible to be sold under prior registration statements to be carried forward to this Registration Statement is $975,775,000. The amount of the filing fee associated with such securities that was previously paid with the prior registration statements was $331,217.07. In addition, a filing fee of $324,500 was paid on September
            1, 1998.

      (5)   Not applicable pursuant to General Instruction II.D. of Form
            S-3.

      (6) Also includes such indeterminate amounts of Debt Securities and Preferred Stock and indeterminate number of shares of Common Stock as may be issued upon conversion of or exchange for any other Debt Securities or Preferred Stock that provide for conversion or exchange into other securities or upon exercise of Warrants for such securities.

      (7) No separate consideration will be received for the Debt Securities, Preferred Stock, Common Stock or Depositary Shares issuable upon conversion of or in exchange for Debt Securities or Preferred Stock.

      (8) Such indeterminate number of Depositary Shares to be evidenced by Depositary Receipts issued pursuant to a Deposit Agreement. In the event the Company elects to offer to the public fractional interests in shares of the Preferred Stock registered hereunder, Depositary Receipts will be distributed to those persons purchasing such fractional interests and the shares of Preferred Stock will be issued to the depositary under the Deposit Agreement. No separate consideration will be received for the Depositary Shares.

      (9) Warrants may be sold separately or with Debt Securities, Preferred Stock or Common Stock.

      (10) Subject to note (12) below, there is being registered hereunder an indeterminate amount and number of Trust Preferred
            Securities of the IPC Trusts (the "Trust Preferred Securities") as may be sold from time to time.

      (11) No separate consideration will be received for the Guarantees of the Trust Preferred Securities (the "Guarantees"). The Guarantees include the rights of holders of Trust Preferred Securities under the Guarantees and certain back-up undertakings, as described in the Registration Statement.

      (12) In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $1,100,000,000 or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies. The aggregate amount of Common Stock of the Company registered hereunder is further limited to that which is permissible under Rule 415(a)(4) under the Securities Act. The securities registered hereunder may be sold separately or as units with other securities registered hereunder.



                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Purchase and the State of New York, on the 9th day of April, 1999.


                              INTERNATIONAL PAPER COMPANY

                              By:  /s/  JAMES W. GUEDRY
                                 -----------------------------------
                                  James. W. Guedry
                                  VICE PRESIDENT AND SECRETARY



      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed below on the 9th day of April, 1999 by the following persons in the capacities and on the dates indicated.



               NAME                                 TITLE
----------------------------           ----------------------------------



/s/  JOHN T. DILLON*
--------------------------------      Chairman, Chief-Executive Officer
   (John T. Dillon)                             and Director


/s/  C. WESLEY SMITH*
-------------------------------
  (C. Wesley Smith)                   Executive Vice President and Director


/s/  PETER I. BIJUR*
-------------------------------
   (Peter I. Bijur)                                Director


/s/  WILLARD C. BUTCHER*
-------------------------------
    (Willard C. Butcher)                           Director


/s/ ROBERT J. EATON*
-------------------------------
    (Robert J. Eaton)                              Director


/s/ JOHN A. GEORGES*
-------------------------------                    Director
   (John A. Georges)


/s/ THOMAS C. GRAHAM*
-------------------------------
   (Thomas C. Graham)                              Director


/s/ JOHN R. KENNEDY*
-------------------------------
   (John R. Kennedy)                               Director


/s/ DONALD F. McHENRY*
-------------------------------
  (Donald F. McHenry)                              Director

/s/ PATRICK F. NOONAN*
-------------------------------
   (Patrick F. Noonan)                             Director


/s/ JANE C. PFEIFFER
--------------------------------
(Jane C. Pfeiffer)                                 Director


/s/ EDMUND T. PRATT, JR.*
--------------------------------
   (Edmund T. Pratt, Jr.)                          Director


/s/ CHARLES R. SHOEMATE*
--------------------------------
   (Charles R. Shoemate)                           Director


/s/ MARIANNE M. PARRS*
--------------------------------
   (Marianne M. Parrs)                       Senior Vice President
                                           and Chief Financial Officer


/s/ ANDREW R. LESSIN*
--------------------------------
   (Andrew R. Lessin)                   Vice President and Controller Chief
                                              and Accounting Officer


*By: /s/ JAMES W. GUEDRY
--------------------------------
     (James W. Guedry)
     ATTORNEY-IN-FACT



                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, International Paper Capital Trust III and International Paper Capital Trust IV each certify that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereof to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Purchase and the State of New York on the 15th day of September, 1998.


                        INTERNATIONAL PAPER CAPITAL TRUST III,
                         a Delaware business trust

                        By:  International Paper Company, as Depositor

                        By:  /s/ JAMES W. GUEDRY
                            -------------------------------
                             James W. Guedry
                             VICE PRESIDENT AND SECRETARY


                        INTERNATIONAL PAPER CAPITAL TRUST IV,
                         a Delaware business trust

                        By:  International Paper Company, as Depositor

                        By:  /s/ JAMES W. GUEDRY
                             ------------------------------
                             James W. Guedry
                             VICE PRESIDENT AND SECRETARY




                             INDEX TO EXHIBITS

EXHIBIT
NUMBER                         EXHIBIT

1.1 Form of Underwriting Agreement (Standard Provisions) for Debt Securities (incorporated herein by reference to Exhibit
            1.1 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

1.2 Form of Underwriting Agreement (Standard Provisions) for Preferred Stock (incorporated herein by reference to Exhibit
            1.2 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

1.3         Form of Underwriting Agreement (Standard Provisions) for
            Common Stock (incorporated herein by reference to Exhibit 1.3 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

1.4         Underwriting Agreement for Trust Preferred Securities.**

3.1 Restated Certificate of Incorporation of International Paper Company (incorporated herein by reference to Exhibit 3(A) to International Paper Company's Form 8-K dated November 20,
            1990).

3.2 By Laws of International Paper Company (incorporated herein by reference to Exhibit 3(B) to International Paper Company's Form 8-K dated November 20, 1990).

4.1 Form of Certificate for shares of International Paper Company's Common Stock (incorporated herein by reference to Exhibit 4(A) to International Paper Company's Registration Statement on Form S-3 (File No. 33-44855)).

4.2         Form of Indenture for Senior Debt Securities between
            International Paper Company and The Chase Manhattan Bank, N.A., as Trustee, including forms of Senior Debt Securities
            (incorporated herein by reference to Exhibit 4.5 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

4.3 Form of Indenture for Subordinated Debt Securities between International Paper Company and The Chase Manhattan Bank, N.A., as Trustee, including forms of Subordinated Debt Securities (incorporated herein by reference to Exhibit 4.6 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

4.4 Form of Indenture for Senior Debt Securities of International Paper Company, including forms of Senior Debt Securities.*

4.5         Form of Indenture for Subordinated Debt Securities of
            International Paper Company, including forms of Subordinated Debt Securities.*

4.6 Form of Deposit Agreement, including the form of Depositary Receipt (incorporated herein by reference to Exhibit 4.9 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

4.7         Certificate of Trust of International Paper Capital
            Trust III.*

4.8         Certificate of Trust of International Paper Capital
            Trust IV.*

4.9         Declaration of Trust for IPC Trust III.*

4.10        Declaration of Trust for IPC Trust IV.*

4.11        Form of Amended and Restated Declaration of Trust for
            IPC Trust III.*

4.12        Form of Amended and Restated Declaration of Trust for
            IPC Trust IV.*

4.13        Form of Guarantee Agreement for IPC Trust III.*

4.14        Form of Guarantee Agreement for IPC Trust IV.*

5.1         Opinion of James W. Guedry, Esq., Associate General
            Counsel of the Company.**

5.2 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the IPC Trusts.**

12.1 Statements re: Computation of Ratio of Earnings to Fixed Charges (incorporated herein by reference to Exhibit 12 to International Paper Company's Form 10-K for the year ended December 31, 1997 and to Exhibit 12 to International Paper Company's Form 10-Q for the quarter ended June 30, 1998).

23.1        Consent of Arthur Andersen LLP*

23.2        Consent of James W. Guedry, Esq., Associate General
            Counsel of the Company.**

23.3 Consent of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the IPC Trusts.**

24.1        Powers of Attorney of certain officers and directors.*

25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Chase Manhattan Bank, N.A., the trustee under the Senior Indenture (incorporated herein by reference to Exhibit 25.1 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

25.2 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Chase Manhattan Bank, N.A., the trustee under the Subordinated Indenture (incorporated herein by reference to Exhibit 25.2 to International Paper Company's Registration Statement on Form S-3 (File No. 33-52945)).

25.3 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, the trustee under the Amended and Restated Declaration of Trust of International Paper Capital Trust III.*

25.4 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, the trustee under the Amended and Restated Declaration of Trust of International Paper Capital Trust IV.*

25.5 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, the trustee under the Guarantee of the Company for the benefit of the holders of Trust Preferred Securities of International Paper Capital Trust III.*

25.6 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, the trustee under the Guarantee of the Company for the benefit of the holders of Trust Preferred Securities of International Paper Capital Trust IV.*

25.8 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of, the trustee under the Senior Indenture.**

25.9 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, the trustee under the Subordinated Indenture.*

25.10 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, the trustee under the Senior Indenture.***

---------------------------------
*     Previously filed.

** To he filed either by amendment or as an exhibit to an Exchange Act report and incorporated herein by reference.

***   Filed herewith.